FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2003

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

FOR IMMEDIATE RELEASE

> Dorit Meltzer
> Director, Investor Relations
> Teva Pharmaceutical Industries Ltd.
> (011) 972-3-926-7554

TEVA TO REPORT FOURTH QUARTER 2002 FINANCIAL
RESULTS ON FEBRUARY 18, 2003;

CONFERENCE CALL SCHEDULED FOR 10:00 AM ET

Jerusalem, Israel, January 27, 2003 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that it will release its fourth quarter and full year 2002 financial results on Tuesday, February 18, 2003, early in the morning Israel time (evening of Monday, February 17, 2003 ET).

Teva will host a conference call and live webcast on Tuesday, February 18, 2003, at 10:00 AM ET to discuss these results.

Investors and other interested parties may access a live webcast through Teva's web site at www.tevapharm.com. Please login at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's web site. Alternatively, a replay of the call can be accessed until February 24, 2003 at midnight (ET), by calling (800) 374-1375 in the U.S. or (402) 220-0682 outside the U.S. No access code required.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
        Name: Dan Suesskind
        Title: Chief Financial Officer

Date: January 27, 2003